Exhibit 99.1

[ACACIA RESEARCH CORPORATION LETTERHEAD]

NOTICE OF REDEMPTION TO HOLDERS OF
ACACIA RESEARCH-COMBIMATRIX COMMON STOCK

To Holders of Acacia Research-Combimatrix Common Stock:

We are exercising our right to redeem all of the issued and outstanding shares of Acacia Research-CombiMatrix common stock in accordance with Section 2.4(c) of our Amended and Restated Certificate of Incorporation. This notice is being delivered to you in accordance with Section 2.4(f) of our Amended and Restated Certificate of Incorporation.

All shares of Acacia Research-CombiMatrix common stock outstanding on August 15, 2007 will be redeemed in exchange for shares of common stock of Combimatrix Corporation. Each ten (10) shares of Acacia Research-CombiMatrix common stock shall be exchanged for one (1) share of CombiMatrix Corporation common stock, as of the redemption date, August 15, 2007.

Your original stock certificates for Acacia Research-CombiMatrix common stock must be surrendered at the following address:

U.S. Stock Transfer Corporation 1745 Gardena Avenue Glendale, CA 91204
Upon receipt of all of your original stock certificate(s) for Acacia Research-CombiMatrix common stock at the foregoing address, we will deliver to you an original share certificate for one (1) share of CombiMatrix Corporation common stock for every ten (10) shares of the Acacia Research-CombiMatrix common stock issued in the name of the record holder. No fractional shares shall be issued by CombiMatrix Corporation, and if, after aggregating all shares of Acacia Research-CombiMatrix common stock held by you on the redemption date, you hold any block of less than ten (10) shares, you will receive a cash payment equal to the fair market value of the Acacia Research-CombiMatrix common stock determined in accordance with our Amended and Restated Certificate of Incorporation, in lieu of a fractional share of common stock of CombiMatrix Corporation.

Dividends on shares of Acacia Research-CombiMatrix common stock shall cease to be paid as of August 15, 2007, subject, however, to Section 2.4(f)(ix) of our Amended and Restated Certificate of Incorporation.

As of the date hereof, there are 59,873,769 shares of Acacia Research-CombiMatrix common stock issued and outstanding. In addition, there are warrants to acquire 23,838,648 shares of Acacia Research-CombiMatrix common stock, at exercise prices ranging from $2.75 to $0.55, with a weighted average exercise price of $0.86 per share, and there are options to acquire approximately 7.5 million shares of Acacia Research-CombiMatrix common stock at exercise prices ranging from $0.74 to $24.00, with a weighted average exercise price of $5.67.

Accompanying this notice is a prospectus dated June 8, 2007, regarding the issuance of CombiMatrix Corporation common stock to you upon the redemption.

Sincerely, /s/ Paul R. Ryan Paul R. Ryan, Chief Executive Officer

June 20, 2007
Newport Beach, California